# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AZUL SA, CIK 0001432364
CUSIP: 05501U403
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: Avenida Marcos Penteado de Ulhoa Rodrigu, 939, 8th floor Edificio Jatoba, Barueri, Brazil (D5), 06460-040
Date of event which requires filing of this statement: 02/20/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002010204

## Reporting persons
- BlackBarn Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,603,614,558,460; sole dispositive power 0; shared dispositive power 4,603,614,558,460; aggregate amount beneficially owned 4,603,614,558,460 (8.4% of the class)
- BlackBarn Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,603,614,558,460; sole dispositive power 0; shared dispositive power 4,603,614,558,460; aggregate amount beneficially owned 4,603,614,558,460 (8.4% of the class)
- BlackBarn Capital GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,603,614,558,460; sole dispositive power 0; shared dispositive power 4,603,614,558,460; aggregate amount beneficially owned 4,603,614,558,460 (8.4% of the class)
- BlackBarn Capital Partners GP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,603,614,558,460; sole dispositive power 0; shared dispositive power 4,603,614,558,460; aggregate amount beneficially owned 4,603,614,558,460 (8.4% of the class)
- Jonathan Carter: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,603,614,558,460; sole dispositive power 0; shared dispositive power 4,603,614,558,460; aggregate amount beneficially owned 4,603,614,558,460 (8.4% of the class)

## Item 1. Issuer
Name of issuer: AZUL SA
Address of issuer's principal executive offices: Avenida Marcos Penteado de Ulhoa Rodrigu, 939, 8th floor Edificio Jatoba, Barueri, BRAZIL, 06460-040

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (1) BlackBarn Capital Partners LP, ( the "Firm"), (2) BlackBarn Capital Master Fund, LP ("BlackBarn Master"), (3) BlackBarn Capital GP, LLC ("BlackBarn Master GP"), (4) BlackBarn Capital Partners GP, LLC, ("BlackBarn GP"), and (5) Jonathan Carter. Each a "Filer" and collectively, the "Filers".

The Firm is the investment manager to BlackBarn Master. BlackBarn Master GP is the general partner of BlackBarn Master. BlackBarn GP is the general partner to the Firm. Jonathan Carter is a Limited Partner of the Firm and a Managing Member of BlackBarn Master GP and BlackBarn GP.
Address of principal business office or, if none, residence:
The address for BlackBarn Capital Partners LP, BlackBarn Capital GP, LLC, BlackBarn Capital Partners GP, LLC, and Jonathan Carter is 250 W 55th Street, 25th Floor, New York, NY 10019.

The address for BlackBarn Capital Master Fund, LP is c/o Maples Corporate Services Limited, Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands.
Citizenship: See Item 4 of the cover page for each Filer.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 of the cover page for each Filer.

By virtue of the Firm's position as the investment manager of BlackBarn Master, the direct holder of 4,603,614,558,460 Common Shares, Without par value (the "Common Shares"), consisting of 4,458,214,000,000 Common Shares and 145,400,558,460 Common Shares issuable upon exercise of warrants of Azul S.A. (the "Issuer"). The Firm may be deemed to exercise voting and investment power over such Shares held by BlackBarn Master and thus may be deemed to beneficially own such Common Shares. By virtue of its position as the General Partner of BlackBarn Master, BlackBarn Master GP may be deemed to exercise voting and investment power over the Common Shares held directly by BlackBarn Master and thus may be deemed to beneficially own such Common Shares. By virtue of its position as the general partner of the Firm, BlackBarn GP may be deemed to exercise voting and investment power over the Common Shares held directly by BlackBarn Master and thus may be deemed to beneficially own such Common Shares. By virtue of Jonathan Carter's position as the Limited Partner of the Firm and the Managing Member of BlackBarn Master GP and BlackBarn GP, Jonathan Carter may be deemed to exercise voting and investment power over the Shares held directly by BlackBarn Master and thus may be deemed to beneficially own such Common Shares.

Ownership percentages are based on 54,876,251,778,811 Common Shares reported as issued and outstanding as of February 19, 2026 in the Issuer's Form 6-K filed with the Securities and Exchange Commission on February 20, 2026, plus 145,400,558,460 hares of Common Shares of which the Filers may acquire upon the exercise of which the Filers may acquire upon the exercise of the warrants.
Percent of class: See Item 11 of the cover page for each Filer.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Filer.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Filer.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Filer.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Filer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- BlackBarn Capital Partners LP: Jeremy Edelstein, COO, CFO, CCO (02/27/2026)
- BlackBarn Capital Master Fund, LP: Jonathan Carter, Managing Member of BlackBarn Master GP (02/27/2026)
- BlackBarn Capital GP, LLC: Jonathan Carter, Managing Member (02/27/2026)
- BlackBarn Capital Partners GP, LLC: Jonathan Carter, Managing Member (02/27/2026)
- Jonathan Carter: Jonathan Carter, Authorized Signatory (02/27/2026)